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                                   EXHIBIT 11

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


                                                   Three Months Ended
                                                       March 31,
                                                1997               1996
                                          -----------------  -----------------
                                          (In thousands except per share data)
Net income                                           $1,323             $1,154

Primary average common and common                     2,518              2,478
 equivalent shares
Primary earnings per common and common               $ 0.53             $ 0.47
 equivalent share

Fully diluted average common and common               2,518              2,478
 equivalent shares
Fully diluted earnings per common and                $ 0.53             $ 0.47
 common equivalent share



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